EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

January 7, 2020

AVINO ANNOUNCES MANAGEMENT APPOINTMENTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE), (“Avino” or “the Company”) is pleased to announce the appointment of Nathan Harte as Chief Financial Officer (CFO) and Peter Latta as VP Technical Services.

Nathan joined Avino in September 2016 as a Senior Accountant and was first promoted to the position of Assistant Corporate Controller, and subsequently promoted to Corporate Controller in June 2018. Prior to joining the Avino team, Nathan worked with Deloitte LLP. with a focus on assurance and business advisory services.

Nathan assumed the role of Interim CFO in November 2018, and throughout the year he took on increasing levels of responsibility and leadership within the finance and executive teams and was a key team member with respect to significant financial transactions that occurred in 2019. Nathan will continue to lead the Company’s finance strategy and oversee the Company’s financial operations.

Along with this appointment, Peter Latta’s new title will be VP Technical Services. Peter joined Avino in February 2018 as Senior Technical Advisor and since then has managed all Avino’s trading relationships and provided high level technical support to the company’s operating mines in Durango. Prior to joining Avino in 2018, Peter has held senior positions with Gekko Systems and Takraf Canada in addition to assisting in the startup, operation and shutdown of Alexco’s Keno Hill operation.

“We are very pleased that Nathan will assume the role of CFO” said David Wolfin, Avino’s President and CEO. “Nathan has been with Avino since 2016 and has been an integral member of the team and has continued to prove his unquestionable work ethic. Peter Latta’s appointment to VP Technical Services is a reflection of his ability to negotiate new contracts and savings for the Company during a time where cost reduction initiatives were crucial, as well as supporting the team in Mexico in innovation and growth. Both these gentlemen have shown a dedication and a desire to add value to our Company as we continue to execute on our strategy, and I look forward to continuing to work with them, and the expertise of our combined team in Mexico and Vancouver.”

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.